UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                             (Amendment No.3)*


                            FLAMEL TECHNOLOGIES, S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Ordinary Shares, 0.1222 Euros per Ordinary Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   338488 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338488 10 9                 13G                    Page 2 of 9 Pages

________________________________________________________________________________
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Knoll Capital Management, LP
________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]
                                                                     Joint Filer
________________________________________________________________________________
3. SEC USE ONLY

________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,111,438
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,111,438
________________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,111,438
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8.51%
________________________________________________________________________________
12. TYPE OF REPORTING PERSON*

                  PN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 338488 10 9                 13G                    Page 3 of 9 Pages


________________________________________________________________________________
1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Fred Knoll
________________________________________________________________________________
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]
                                                                     Joint Filer
________________________________________________________________________________
3. SEC USE ONLY


________________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,111,438
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,111,438
________________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,111,438
________________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
________________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8.51%
________________________________________________________________________________
12. TYPE OF REPORTING PERSON*

                  IN
________________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 338488 10 9                 13G                    Page 4 of 9 Pages


Item 1(a).  Name of Issuer:

                           Flamel Technologies, S.A. (the "Issuer")

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

                          Parc Club Du Moulin A Vent
                          33 Avenue Du Docteur Georges Levy
                          69693 Venissieux Cedex
                          France

            ____________________________________________________________________

Item 2(a).  Name of Person Filing:


                          Knoll Capital Management, LP ("KCMLP")
                          Fred Knoll ("Knoll")
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                          The principal business address for each of KCMLP and Knoll is 666 Fifth Avenue, Suite 3702, New York, New York 10103.

            ____________________________________________________________________

Item 2(c).  Citizenship:

                          KCMLP is a limited partnership formed and existing under the laws of the State of Delaware.
                          Knoll is a citizen of the United States.

            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


                          This statement on Schedule 13G is being filed with respect to the French Ordinary Shares represented by American Depositary Shares ("Ordinary Shares") of the Issuer.

            ____________________________________________________________________

Item 2(e).  CUSIP Number:


                           338488 10 9
            ____________________________________________________________________

CUSIP No. 338488 10 9                 13G                    Page 5 of 9 Pages


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: NOT APPLICABLE.

     (a)       [_] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)       [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)       [_] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 338488 10 9                 13G                    Page 6 of 9 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

                  As of the date of this filing:

                  Each of KCMLP and Knoll beneficially own 2,111,438 shares of the Issuer's Ordinary Shares consisting of (i) 1,021,216 Ordinary Shares owned by Europa International, Inc. ("Europa"); (ii) 90,222 Ordinary Shares owned by Knoll Capital Fund II Master Fund, Ltd. (the "Knoll Fund"); and (iii) an immediately exercisable option to purchase 1,000,000 Ordinary Shares. KCMLP is the investment manager of Europa and a manager of KOM Capital Management, LLC ("KOM"), the investment manager of the Knoll Fund. Knoll is the President of KCMLP.

          ______________________________________________________________________

     (b) Percent of class: As of the date hereof (Taking into consideration that 23,808,950 Ordinary Shares are issued and outstanding as reported at the Issuer's Annual Meeting held on June 12, 2006).

                          The 2,111,438 Ordinary Shares beneficially owned by
each of KCMLP and Knoll constituted 8.51% of the shares outstanding.

          ______________________________________________________________________

     (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:

                           Not Applicable.

                  (ii)  Shared power to vote or to direct the vote:

                        KCMLP and Knoll share the power to vote or direct the vote of those Ordinary Shares owned by Europa and the Knoll Fund.

                  (iii) Sole power to dispose or direct the disposition of:

                           Not Applicable.

                  (iv)  Shared power to dispose or direct the disposition of:


                        KCMLP and Knoll share the power to dispose of or direct the disposition of those Ordinary Shares owned by Europa and the Knoll Fund.

              The 2,111,438 Ordinary Shares of the Issuer covered by this
Schedule 13G are beneficially owned by KCMLP as the investment manager for (i) Europa International Inc., an equity fund which holds on the date hereof, 1,021,216 of such Ordinary Shares; and (ii) the Knoll Fund, an equity fund which holds on the date hereof, 90,222 of such Ordinary Shares and currently exercisable options to purchase 1,000,000 of such Ordinary Shares.

CUSIP No. 338488 10 9                 13G                    Page 7 of 9 Pages


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                           Not Applicable
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


                           As set forth in Item 4(c), the Ordinary Shares
covered by this Schedule 13G are owned by persons other than
KCMLP and Knoll, none of whom holds five percent of the class of securities being reported herein.
         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


                           Not Applicable
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


                           Not Applicable
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


                           Not Applicable.
          ______________________________________________________________________

Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007                     KNOLL CAPITAL MANAGEMENT, LP


                                             By:    /s/ Fred Knoll
                                                    ----------------------------
                                             Name:  /s/ Fred Knoll
                                             Title: President


Dated:  February 14, 2007                           /s/ Fred Knoll
                                                    ----------------------------
                                                    Fred Knoll


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.


 Dated: February 14, 2007                    KNOLL CAPITAL MANAGEMENT, LP


                                             By:    /s/ Fred Knoll
                                                    ----------------------------
                                             Name:  /s/ Fred Knoll
                                             Title: President


Dated:  February 14, 2007                           /s/ Fred Knoll
                                                    ----------------------------
                                                    Fred Knoll